



ATS-N/MA: Part III: Manner of Operations

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	◉ Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	Luminex ATS Buyside Subscribers are able to opt out of interacting with any admitted type of broker-dealer (Outsourced Trading, Transition Management, or broker-dealer entering orders or trading interest on behalf of Buyside Subscribers) or Sponsored Buyside Entities, as described in Part III Items 2, 3, and 11, but not any specific broker-dealer. Buyside Subscribers may also opt out of interacting with all broker-dealer order flow. Admitted Broker-Dealers and Sponsored Buyside Entities are not able to opt out of interacting with any type of order flow in the Luminex ATS. In addition, pursuant to the Firm's Tiering process as described in Part III Item 13(a), traders who have exhibited the most beneficial trading behavior in the ATS (those entering Firm Orders or firming up on Conditionals on 66% or more of matches during the measurement period) may elect not to match against those traders with the least beneficial trading behavior in the ATS (those firming up on less than 33% of matches during the measurement period as defined in Part III Item 13(a)). Participants and their traders may make these elections relating to the Admitted Broker-Dealer order flow and the Tiering-related matching by notifying the Luminex ATS Sales team either orally or in writing. Elections relating to Admitted Broker-Dealer order flow will become effective on the day of election, if made before or during trading hours. Elections relating to Admitted Broker-Dealer order flow made after trading hours will become effective on the following trading day. All elections relating to Tiering will become effective on the following trading day. Participants and their traders are only provided with their own tier placement and are not provided with the tier placement of any other Participant or other traders. The System is set up by default to prevent matches between orders of the same ~~Participant~~Buyside Subscriber emanating from the same method of order entry (OMS, EMS, broker-dealer router, etc.). ~~.~~Thus, orders that a Buyside Subscriber enters via an OMS that it uses to route orders to the Luminex ATS will be prevented from matching against orders sent by that Buyside Subscriber via that same OMS by default. Orders from a Buyside Subscriber entered via an OMS would not, by default, be prevented from matching against orders by that same Buyside Participant entered via a different order entry method. ~~Participants~~ Such Buyside Subscribers can elect to change that default setting by notifying the Firm either orally or in writing, and that change would be effective on the following trading day. Orders from all other Participants can, by default, match against orders from that same Participant, even via the same order entry method, unless that Participant requests that the default be changed. As noted above, the requests can be submitted orally or in writing to Luminex Sales or Operations, and the change would also be effective on the following trading day.
b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?	○ Yes ◉ No
If no, identify and explain any differences.	As noted in Item 14(a) above, while all Luminex ATS Buyside Subscribers are able to opt out of interacting with broker-dealer-related order flow, Admitted Broker-Dealers and Sponsored Buyside Entities may not opt out of interacting with any type of order flow in the Luminex ATS.